February 4, 2011

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Trust”)
Post Effective Amendment No. 89
File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “Commission”) provided by Mr. Briccio Barrientos of the Division of Investment Management of the Commission with respect to Post Effective Amendment No. 89 to the Trust’s registration statement on Form N-1A.

Set forth below are the staff’s verbal comments together with the Trust’s responses.

COMMENT 1	(Prospectus – Cover)

Please remove reference to “Strategic Markets Funds” from the Prospectus cover.

Response:

Comment No. 1 is accepted. However, we note that this proposed new Harbor Flexible Capital Fund (“Fund”) will be folded into the combined Strategic Markets Funds prospectus following the effective date of the Fund’s registration statement. The combined prospectus will continue to reference the “Strategic Markets Funds” grouping.

COMMENT 2	(Prospectus – Fund Summary – Risk/Return Section Header)

Please remove the word “Summary” before “Prospectus” and the Ticker symbol references in the heading of the Risk/Return Summary section of the prospectus.

Response:	Comment No. 2 is accepted.

COMMENT 3	(Prospectus – Fund Summary – Investment Objective)

Please indicate whether the Fund’s investment objective may be changed without shareholder approval.

Response:

Comment No. 3 is accepted. Disclosure indicating that the Fund’s investment objective is not fundamental and therefore may be changed without shareholder approval has been added under “The Fund’s Investments” section of the prospectus.

COMMENT 4 (Prospectus – Fund Summary - Fees and Expenses of the Fund)

Please provide the Staff with a completed version of the fee table and expense example.

P.O. Box 804660  |  Chicago, Illinois 60680-4108

800-422-1050  |  www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

February 4, 2011

Response:	Comment No. 4 is accepted. The completed versions of the fee table and expense example are attached hereto for the Staff’s review.

COMMENT 5	(Prospectus – Fund Summary - Fees and Expenses of the Fund)

Please revise the caption “Net Total Annual Fund Operating Expenses” to read “Total Annual Fund Operating Expenses After Expense Reimbursement”. Also, please clarify who may terminate the contractual expense agreement in place for the Fund.

Response:	Comment No. 5 is accepted.

COMMENT 6	(Prospectus – Fund Summary - Fees and Expenses of the Fund)

Please clarify who may modify or terminate the contractual expense agreement in place for the Fund.

Response:	Comment No. 6 is accepted. Disclosure has been added to clarify that only the Board of Trustees of Harbor Funds may modify or terminate the contractual expense agreement in place.

COMMENT 7	(Prospectus – Fund Summary – Principal Risks)

Under the description of the risk of non-diversification, please delete reference to this Fund being more susceptible to risks than a “more” diversified portfolio. It should instead simply refer to the risks relative to a “diversified” portfolio.

Response:

Comment No. 7 is no longer applicable. Based upon a recent review of the investment strategy by Marsico Capital Management, LLC, the subadviser to the Fund (“Marsico”), where Marsico determined that it has always managed this investment strategy in a diversified manner since its inception, we are revising the disclosure to indicate that the Fund will not operate as a non-diversified fund and instead will operate as a diversified fund. Accordingly, we have removed all references to this Fund being non-diversified and have replaced those references, where applicable, with the Fund being diversified.

COMMENT 8	(Prospectus – Fund Summary – Principal Risks)

Please add principal risk disclosure for investing in small and mid capitalization companies.

Response:	Comment No. 8 is accepted. The requested principal risk disclosure has been added.

COMMENT 9	(Prospectus – Fund Summary – Portfolio Management)

Please delete the discussion relating to the manager-of-managers’ approach used by Harbor Capital Advisors and the address provided for the subadviser as neither disclosure is contemplated by Form N-1A in the summary section of the prospectus.

Response:

Comment No. 9 is not accepted. Since the summary section of the prospectus is all many current and prospective investors will access regarding this Fund, we believe it is of critical importance for those current and prospective investors to be apprised of the fact that Harbor Capital Advisors operates in a manager-of-managers structure. Pursuant to this structure, Harbor Capital Advisors, subject to the approval of the Board of Trustees of Harbor Funds, is able to change the subadviser to this Fund without seeking shareholder approval. We believe this is one of

P.O. Box 804660  |  Chicago, Illinois 60680-4108

800-422-1050  |  www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

February 4, 2011

the most material facts associated with an investment in this Fund and, accordingly, believe that it should be disclosed in the summary section of the prospectus. Also as a result of the manager-of-managers structure, current and potential investors may be less familiar with a particular subadviser chosen to manage a Fund in all instances. We believe that providing the address of each subadviser in the summary section will help those investors identify the correct subadviser if they were to search for additional information about that subadviser on the Commission’s Investment Advisers Public Disclosure website or from other public sources. We also do not believe that the addition of the subadviser’s address distracts or interferes with the remainder of the disclosure in that section.

COMMENT 10	(Prospectus – Fund Summary – Portfolio Management)

Please ensure that the experience of the named portfolio manager for the past five years is included in the prospectus as required.

Response:	Comment No. 10 is accepted. The requested disclosure is being added to “The Subadviser and Portfolio Manager” section of the prospectus.

COMMENT 11	(Prospectus – Fund Summary – Buying and Selling Fund Shares)

Please delete the sentence which begins with “[P]urchase and redemption orders are processed at the net asset value . . .” as that disclosure is not contemplated by Item 6 of Form N-1A.

Response:

Comment No. 11 is not accepted. We believe the timing at which purchase and redemption orders are processed is material information for current and prospective investors that warrants inclusion in the summary section of the prospectus.

COMMENT 12	(Prospectus – Fund Summary – Dividends, Capital Gains and Taxes)

Please include language which explains that investors in tax deferred plans may be subject to tax on a later date.

Response:

Comment No. 12 is not accepted. We believe we have complied with the requirements of Item 7 of Form N-1A by indicating that the “Fund’s distributions are generally taxable to you as ordinary income, capital gains or a combination of the two”. We believe that the sole exception to that is if the shares are held in some form of tax deferred retirement or investment plan. We do not believe it is appropriate to add language which tries to address if or whether such distributions would be taxable at some later date. Whether those distributions would or would not be taxable at some future date, and in what amounts and at what rates are, we believe, beyond the scope of this disclosure. We have, however, revised the reference to “tax-advantaged investment plan” to “tax-deferred retirement plan” as we believe that the revised reference would be better understood by current or prospective investors.

COMMENT 13	(Prospectus – The Fund’s Investments – Additional Information about the Fund’s Principal Investment Strategies)

If the strategies described in this section are “principal”, please ensure that they are covered in the Fund Summary section of the prospectus with appropriate principal risk disclosure.

P.O. Box 804660  |  Chicago, Illinois 60680-4108

800-422-1050  |  www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

February 4, 2011

Response:

Comment No. 13 is accepted. The Fund’s principal investment strategies and risks are already described fully in the Fund Summary section of the prospectus. Accordingly, we have deleted the “principal” reference from that heading to make it clearer that this section is intended to provide additional information only.

COMMENT 14	(Prospectus – The Fund’s Investments – Additional Information about the Fund’s Principal Investment Strategies)

With respect to the derivatives disclosure included in the registration statement, please refer to the Staff’s July 30, 2010 letter to the Investment Company Institute describing derivatives disclosure that should be included in a mutual fund’s prospectus. In particular, please note that the disclosure should include a list of derivatives used, how the use of those derivatives furthers the investment objective of the Fund, and the risks specific to each type of derivative used.

Response:

We believe that the disclosure regarding the Fund’s derivatives is specific and outlines how such derivatives are expected to be used in connection with the Fund’s principal investment strategy. As such, we believe that the disclosure regarding the Fund’s use and strategy with respect to derivatives already complies with the observations contained in the Staff’s letter to the Investment Company Institute. Accordingly, we have not made any revisions in response to the comment. However, we will note the comment and will revise the Fund’s derivatives disclosure, if necessary, based on the investment experience of the Fund under its principal investment strategy.

COMMENT 15	(Prospectus – The Adviser and Subadviser – Similar Fund Performance Information)

Please explain why you believe it is appropriate to show the performance of only one registered investment company account managed by Marsico as opposed to a composite of all similarly managed accounts. Please also disclose the performance for the Marsico similar fund without taking into account any expense waivers in effect for that fund during the period shown.

Response:

We are disclosing the performance for the Marsico similar mutual fund because it is the only account Marsico has managed of any kind in a manner substantially similar to the Fund for substantially all of the period shown. Specifically, from the inception date of the Marsico similar mutual fund on December 29, 2006 through September 22, 2010, the Marsico similar mutual fund was the sole account managed in this strategy by Marsico. On September 22, 2010, Marsico began serving as subadviser to another mutual fund sponsored by a third party which is managed in a substantially similar manner. We do not believe it would be necessary or helpful to prospective investors to combine the performance of that other third-party subadvised mutual fund with the Marsico similar mutual fund for the short period of time between September 22, 2010 and December 31, 2010 because Marsico has managed both mutual funds in substantially the same manner and both funds are subject to the same Investment Company Act requirements and restrictions. Furthermore, Marsico does not maintain a composite comprised of both mutual fund accounts.

With respect to the Staff’s comment to include performance for the Marsico similar mutual fund without taking into account any expense waiver in effect for that fund, we note that no such performance record for the Marsico similar mutual fund exists. As the Staff is aware, the actual expenses borne by the mutual fund are directly deducted from the fund’s assets on a daily basis. These actual expenses are reduced by any expense waiver or reimbursement in

P.O. Box 804660  |  Chicago, Illinois 60680-4108

800-422-1050  |  www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

February 4, 2011

effect at the time. Because the net asset value per share determined on each day for a fund already reflects the deduction of the fund’s actual expenses, there is no alternative net asset value available which reflects what the net asset value per share would have been had the expense waiver not been in effect for that period. The fund’s performance is determined, in accordance with Commission requirements, using the fund’s actual net asset value per share over the relevant time periods. As the fund’s actual net asset value reflects the deduction of the fund’s actual expenses, the only performance record available for the fund takes into account any expense waivers in effect during the period.

We note that the Commission does not require, in any public disclosure document that we are aware of, a mutual fund to disclose its performance without taking into account any expense waiver. The Commission also does not require the mutual fund to revise its historical performance record if the expense waiver changes or is eliminated. Instead, a mutual fund is required to disclose its performance based upon the fund’s actual net asset values per share, which values represent the deduction of actual expenses and therefore reflect the benefit of any expense waivers or reimbursements in effect during that period. The Commission does require that the existence of any such waivers or reimbursements during that period also be disclosed. Accordingly, when an investor considers an investment directly in the Marsico similar mutual fund, he or she will have access only to the actual performance of the fund and not a simulated performance record which reflects what the fund would have returned had their been no expense waiver effect during that period.

We believe that we are providing prospective investors in the Fund information regarding the Marsico similar fund and its performance which is equivalent to what prospective investors would receive when considering an investment directly in the Marsico similar mutual fund. Specifically, we are providing the Marsico similar fund’s actual performance during the period and noting that an expense waiver was in effect during that period and that the net expense ratio for the Marsico similar fund differs from the Fund’s net expense ratio.

To further ensure that prospective investors understand the difference between the net expense ratio for the Marsico similar fund during the relevant period and the proposed net expense ratio for the Fund, we are adding disclosure which explicitly notes that the net expense ratio of the Marsico similar fund was lower than the proposed net expense ratio for the Fund. We also note that this means that the Marsico similar fund’s performance would have been lower if the Fund’s net expense ratio had been in effect for that entire period. Finally, we are disclosing what the Marsico similar fund’s net expense ratio was for that period and what the Fund’s net expense ratio will be so that prospective investors can appreciate the degree of difference between the two. Again, we believe that this revised disclosure will provide prospective investors in the Fund with substantially the same information as prospective investors in the Marsico similar fund would have.

COMMENT 16	(SAI – Trustees and Officers – Trustee Compensation Table)

Please indicate in the Trustee compensation table the number of portfolios overseen by each Trustee.

Response:	Comment No. 16 is not accepted. The number of portfolios overseen by each Trustee is already provided in the table identifying each Trustee and his or her prior experience.

P.O. Box 804660  |  Chicago, Illinois 60680-4108

800-422-1050  |  www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

February 4, 2011

COMMENT 17	(SAI – Trustees and Officers – Board Leadership Structure)

Please revise disclosure regarding the Board’s leadership structure so that it is appropriately based upon the specific facts and circumstances of this Fund.

Response:

Comment No. 17 is accepted in part. We have revised the disclosure regarding the Board’s leadership structure to ensure it accurately reflects the most recent changes in that structure. While the Board’s determination of the appropriate leadership structure for Harbor Funds does involve the Board’s assessment of the number and types of series offered, we do not, however, believe that Form N-1A requires that we provide a separate discussion with respect to how that structure is appropriate for each series of Harbor Funds. Harbor Funds is the sole registrant and each Trustee serves on the Board of Trustees of Harbor Funds. Each Trustee is therefore responsible for all of Harbor Funds and each of its series. It would not be feasible to have a different leadership structure with respect to different series within Harbor Funds.

*        *        *         *        *        *        *

In accordance with the letter from Carolyn B. Lewis to investment company registrants dated February 25, 1994, please be informed that (i) the Fund does not involve a master/feeder arrangement, (ii) the Fund is not a money market fund, (iii) shares of the Fund may be marketed through banks and/or savings and loan associations and (iv) none of the Fund’s operations raise novel or complex issues of law or policy different from those associated with any other investment company investing in securities of the type in which the Fund may invest.

Harbor Funds acknowledges the following in connection with this response letter:

1.	Harbor Funds is responsible for the adequacy and accuracy of the disclosure in this filing.
2.	Staff comments or changes to disclosures in response to the staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
3.	Harbor Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at (312) 443-4420.

Sincerely,

/s/ Charles F. McCain

Charles F. McCain Chief Compliance Officer

Cc:	Christopher P. Harvey, Esq.
Dechert LLP

P.O. Box 804660  |  Chicago, Illinois 60680-4108

800-422-1050  |  www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

February 4, 2011

David G. Van Hooser
Anmarie S. Kolinski
Erik D. Ojala, Esq.
Harbor Funds

P.O. Box 804660  |  Chicago, Illinois 60680-4108

800-422-1050  |  www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Harbor Flexible Capital Fund Prospectus – March 1, 2011

Investment Objective

The Fund seeks long-term growth of capital.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)

	Institutional Class	Administrative Class	Investor Class
Redemption Fee	2.00%	2.00%	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Administrative Class	Investor Class
Management Fees	0.85%	0.85%	0.85%
Distribution and/or Service (12b-1) Fees	None	0.25%	0.25%
Other Expenses[1]	3.108%	3.108%	3.108%
Total Annual Fund Operating Expenses	3.958%	4.208%	4.328%
Expense Reimbursements[2]	2.958%	2.958%	2.958%
Total Annual Fund Operating Expenses After Expense Reimbursement	1.00%	1.25%	1.37%
[1]	“Other Expenses” are based on estimated amounts for the current fiscal year.
[2]	The Adviser has contractually agreed to limit the Fund’s operating expenses through 02-28-2012. Only the Board of Trustees may modify or terminate this agreement.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, under these assumptions, your costs would be:

	One Year	Three Years
Institutional	$102	$934
Administrative	$127	$1,008
Investor	$139	$1,043

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund’s performance. Because the Fund is newly organized the Fund’s portfolio turnover rate for the most recent fiscal year is not available.

Principal Investment Strategy

Principal Style Characteristics: Equity securities and other investments selected primarily for their long-term growth potential

The Fund invests primarily in equity securities and other investments that are selected for their long-term growth potential. The Fund may invest in issuers of any size throughout the world, including emerging markets, and will normally hold a core position of between 20 and 50 securities or other investments. The number of securities or other investments may occasionally exceed this range at times when the Subadviser is accumulating new positions, replacing existing positions or responding to unusual market conditions. The Fund may invest up to 40% of its assets in fixed and variable income securities, including up to 25% of its total assets in below investment grade domestic and foreign securities, commonly referred to as high-yield or junk bonds.

In selecting investments for the Fund, the Subadviser uses an approach that combines top-down macro-economic analysis with bottom-up security selection. The top-down approach may take into consideration macro-economic factors such as, without limitation, interest rates, inflation, monetary policy, demographics, the regulatory environment and the global competitive landscape. Through this top-down analysis, the Subadviser seeks to identify sectors, industries and companies that may benefit from the overall trends the Subadviser has observed.

The bottom-up security selection process involves the Subadviser then looking for individual companies or securities with earnings growth potential that may not be recognized by the market at large. The Subadviser may also consider whether a particular security or other investment potentially offers current income. However, the Fund is not required to seek current income or to maintain any portion of its total assets in fixed or variable income securities. In determining whether a particular company or security may be a suitable investment, the Subadviser may focus on any number of different attributes, which may include, without limitation, the company’s specific market expertise or dominance; its franchise durability and pricing power; solid fundamentals (e.g., a strong balance sheet, improving returns on equity, the ability to generate free cash flow, apparent use of conservative accounting standards, and transparent financial disclosure); strong and ethical management; commitment to shareholder interests; reasonable valuations in the context of projected growth rates; current income; and other indications that a company or security may be an attractive investment prospect. The Fund’s investments in foreign securities occurs primarily as a result of this bottom-up security-by-security selection process rather than as a result of a focus on geographic location or other factors.

As part of this fundamental, “bottom-up” research, the Subadviser may visit a company’s management, and conduct other research to gain thorough knowledge of the company. The Subadviser also may prepare detailed earnings and cash flow models of companies.

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